Financial Report Grupo Financiero Galicia S.A. 20224th. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, March 7, 2023, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the fourth quarter and for the fiscal year, ended on December 31, 2022.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.labolsa.com.ar), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

> The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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March 08, 2022
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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U. and Agri Tech Investments LLC (Nera).

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies with a high commitment of its board of directors in customer experience and sustainable development.

Financial Report

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Highlights

↘

Ps.51,460 million
Net income for the year
-20% vs. 2021

8.78%
ROE
+208 bp vs. 2021

74.35%
Efficiency
-512 bp vs. 2021

Ps.22,283 million
Net income for the quarter
+27% vs. 4Q 2021

14.82%
ROE
+286 bp vs. 4Q 2021

63.64%
Efficiency
+209 bp vs. 4Q 2021

Ps.15.11
Net profit per share

8,764
Employees

6,785
Deposits accounts Galicia
In thousands

24.68%
Capital Ratio

467
Branches and other points of sale

13,606
Credit cards
In thousands

Nera

Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

4

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2022 2021 Variation (bp) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 ROA 2.89 1.65 2.18 124 71 ROE 14.82 9.01 11.96 581 286 Financial Margin 22.73 21.67 17.82 106 491 Efficiency ratio 63.64 80.19 61.55 (1,654) 209 Capital ratio (1) 24.68 24.96 23.42 (28) 126 NPL Ratio 2.52 2.42 3.33 10 (81) Allowance for loan losses / Private-sector financing 4.96 4.92 5.83 4 (87) Coverage 196.87 203.48 174.94 (661) 2,193 Non-accrual portfolio with guarantees to non-accrual portfolio 6.77 9.19 7.72 (242) (95) Cost of risk 4.94 3.06 8.37 188 (343) 5 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the fiscal year

Net income attributable to GFG for the fiscal year 2022 amounted to Ps.51,460 million, which represented a 1.66% return on average assets and a 8.78% return on average shareholder´s equity.

Said result is mainly due to profits from its interest in Galicia (Ps.44,625 million), in Fondos Fima (Ps.6,125 million), in Naranja X (Ps.2,021 million), and in Galicia Seguros (Ps.1,752 million).


Results from Equity Investments
Galicia
44,625
48,084
Naranja X
2,021
12,124
Galicia Seguros
1,752
2,030
Fondos Fima
6,125
4,155
2022
2021

6

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation 12M 12M (%) Net interest income 151,246 212,864 (29) Net fee income 117,701 112,571 5 Net results from financial instruments 344,085 186,968 84 Gold and foreign currency quotation differences 20,138 8,756 130 Other operating income 90,836 69,806 30 Underwriting income from insurance business 13,691 14,317 (4) Loan loss provisions (51,843) (42,426) 22 Net operating income 685,854 562,856 22 Personnel expenses (96,891) (90,470) 7 Administrative expenses (91,412) (88,054) 4 Depreciations and devaluations of assets (27,877) (28,239) (1) Other operating expenses (125,668) (107,421) 17 Operating Income 344,006 248,672 38 Results from the net monetary position (272,714) (151,356) 80 Results from associates and joint ventures (546) (148) 269 Income tax (19,286) (33,025) (42) Net income 51,460 64,143 (20) Other comprehensive income 393 158 (149) Total comprehensive income 51,853 64,301 (19) 7

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.22,283 million, which represented a 2.89% annualized return on average assets and a 14.82% annualized return on average shareholder ´s equity.

Said result is mainly due to profits from its interest in Galicia (Ps.20,303 million), in Fondos Fima (Ps.1,554 million), in Galicia Seguros (Ps.559 million). and in Naranja X (Ps.215 million).


Results from Equity Investments
Galicia
20,303
14,563
Naranja X
215
2,221
Galicia Seguros
559
480
Fondos Fima
1,554
1,310
4Q 2022
4Q 2021

8

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Net interest income 14,196 29,297 68,769 (52) (79) Net fee income 31,459 30,769 29,181 2 8 Net results from financial instruments 129,280 98,124 41,448 32 212 Gold and foreign currency quotation differences 7,516 7,038 1,721 7 337 Other operating income 26,908 23,457 16,596 15 62 Underwriting income from insurance business 3,416 3,624 4,111 (6) (17) Loan loss provisions (16,978) (11,025) (10,790) 54 57 Net operating income 195,797 181,284 151,036 8 30 Personnel expenses (27,776) (22,503) (22,858) 23 22 Administrative expenses (24,415) (22,112) (24,413) 10 — Depreciations and devaluations of assets (7,647) (7,035) (7,072) 9 8 Other operating expenses (39,358) (32,621) (30,058) 21 31 Operating Income 96,601 97,013 66,635 — 45 Results from the net monetary position (65,583) (80,695) (39,544) (19) 66 Results from associates and joint ventures (119) (203) 18 (41) (761) Income tax (8,616) (2,983) (9,595) 189 (10) Net income 22,283 13,132 17,514 70 27 Other comprehensive income 316 (156) (60) 303 627 Total comprehensive income 22,599 12,976 17,454 74 29 9

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Assets Cash and due from banks 447,544 368,651 462,491 21 (3) Debt securities 792,270 671,901 459,589 18 72 Net loans and other financing 1,256,482 1,220,570 1,458,380 3 (14) Other financial assets 696,081 681,152 692,794 2 — Investment in subsidiaries, associates and joint ventures 667 758 434 (12) 54 Property, bank premises, equipment 115,821 117,074 121,154 (1) (4) Intangible assets 38,513 39,739 41,357 (3) (7) Other assets 37,766 33,767 35,022 (1) 8 Assets available for sale 1 1 1 — — Total assets 3,385,145 3,133,613 3,271,222 8 3 Liabilities Deposits 2,141,978 1,973,807 2,017,874 9 6 Financing from financial entities 37,438 40,769 46,187 (8) (19) Other financial liabilities 350,552 294,960 383,398 19 (9) Negotiable obligations 67,303 68,095 54,487 (1) 24 Subordinated negotiable obligations 45,405 43,393 51,183 5 (11) Other liabilities 133,124 125,842 128,714 6 3 Total liabilities 2,775,800 2,546,866 2,681,843 9 4 Total Shareholders' equity 609,345 586,747 589,379 4 3 10 Selected financial information

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia work for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.44,625 million Net income for the fiscal year -7% vs. 2021 Portfolio Quality 2.15% -122 bp. vs. 4Q 2021 Coverage 226.32% +4,944 bp. vs. 4Q 2021  ROE 9.30% -117 bp vs. 2021 Efficiency 74.09% +961 bp vs. 2021 12 Ps.20,303 million Net income 39% vs. 4Q 2021 ROE 16.43% +439 bp vs. 4Q 2021 Efficiency 62.92% +88 bp vs. 4Q 2021 Cost of risk 4.42% +278 bp. vs. 4Q 2021 Cost of risk 12M 3.11% +309 bp. vs. 2021  Capital Ratio 25.59% +147 bp. vs. 4Q 2021 11.79% Market share: Loans to the private sector 10.59% Market share: Deposits to the private sector -39 bp vs. 4Q 2021 +29 bp vs. 4Q 2021 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 305 6,785 5,457 5,079 Digital clients 81%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the fiscal year

In fiscal year 2022, Galicia registered a net income of Ps.44,625 million, Ps.3,459 million (7%) lower than the result of the previous year, which represented an ROE of 9.30% and an ROA of 1.64%.

Net operating income was Ps.518,987 million, Ps.104,905 million (25%) higher, compared to the Ps.414,082 million registered in the previous year. This increase was mainly due to a higher net result from financial instruments of Ps.139,531 million (75%), offset by a lower net result from interests of Ps.58,239 million (43%).

The net result of financial instruments, recorded an increase in interest earned from instruments measured at fair value issued by the BCRA (Leliq), as a consequence of the increase in rates and volume. On the other hand, the net interest result registered a drop as a result of an increase in the interest paid on fixed-term deposits due to the rate increase.

However, the net result for the year was affected by the negative effect of inflation, reaching Ps.221,555 million in losses due to the net monetary position, 82% higher than the year 2021.

Income Statement			
In millions of pesos, except otherwise noted	2022	2021	Variation
	12M	12M	%
Net interest income	75,907	134,146	(43)
Net fee income	64,348	62,092	4
Net results from financial instruments	326,398	186,867	75
Gold and foreign currency quotation differences	19,364	7,195	169
Other operating income	67,900	51,687	31
Loan-loss provisions	(34,930)	(27,905)	25
Net operating income	**518,987**	**414,082**	**25**
Personnel expenses	(66,843)	(60,725)	10
Administrative expenses	(65,078)	(63,474)	3
Depreciations and devaluations of assets	(22,206)	(21,081)	5
Other operating expenses	(89,825)	(79,019)	14
Operating income	**275,035**	**189,783**	**45**
Results from the net monetary position	(221,555)	(121,645)	82
Results from associates and joint businesses	(282)	145	(294)
Income tax	(8,573)	(20,199)	(58)
Net Income	**44,625**	**48,084**	**(7)**
Other comprenhensive income	184	150	(23)
Total comprenhensive income	**44,809**	**48,234**	**(7)**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 14 Profitability and efficiency 1.64% 1.73% 2022 2021 9.30% 10.47% 2022 2021 20.60% 15.76% 2022 2021 74.09% 64.48% 2022 2021 Financial margin Efficiency ratio ROA ROE

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the fourth quarter of 2022, Galicia registered a net income of Ps.20,303 million, Ps.5,740 million (39%) higher than the result of the same quarter of the previous year, which represented an annualized ROE of 16.43% and an ROA of 2.91%.

The operating result was higher by Ps.25,762 million (49%) compared to the fourth quarter of 2021, as a result of a higher net operating income.

Net operating income reached Ps.151,953 million, Ps.39,663 million (35%) higher than the Ps.112,290 million in the same quarter of the previous year, mainly as a result of a higher net result from financial instruments of Ps.76,514 million (180%), offset by a lower net interest result of Ps.45,692 million (99%).

Income Statement					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Net interest income	275	12,130	45,967	(98)	(99)
Net fee income	16,835	17,145	15,474	(2)	9
Net results from financial instruments	118,911	93,549	42,397	27	180
Gold and foreign currency quotation	7,519	5,736	1,512	31	397
Other operating income	20,234	17,683	11,714	14	73
Loan-loss provisions	(11,821)	(8,376)	(4,774)	41	148
Net operating income	**151,953**	**137,867**	**112,290**	**10**	**35**
Personnel expenses	(20,106)	(15,649)	(15,334)	28	31
Administrative expenses	(17,376)	(15,500)	(17,332)	12	—
Depreciations and devaluations of assets	(5,813)	(5,600)	(5,278)	4	10
Other operating expenses	(30,505)	(23,494)	(21,955)	30	39
Operating income	**78,153**	**77,624**	**52,391**	**1**	**49**
Results from the net monetary position	(54,742)	(65,319)	(31,805)	(16)	72
Results from associates and joint businesses	(38)	(128)	93	(70)	(141)
Income tax	(3,070)	(1,058)	(6,116)	190	(50)
Net Income	**20,303**	**11,119**	**14,563**	**83**	**39**
Other comprenhensive income	(1)	(2)	(65)	50	98
Total comprenhensive income	**20,302**	**11,117**	**14,498**	**83**	**40**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 16 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 2.91% 1.64% 2.05% 4Q 2022 3Q 2022 4Q 2021 16.43% 9.29% 12.04% 4Q 2022 3Q 2022 4Q 2021 22.64% 21.24% 16.84% 4Q 2022 3Q 2022 4Q 2021 62.92% 77.88% 62.04% 4Q 2022 3Q 2022 4Q 2021

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets[(1)]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2022				2021		Variation (% | bp)			
	4Q		3Q		4Q		vs. 3Q22		vs. 4Q21	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**1,868,738**	**65.68**	**1,781,620**	**57.05**	**1,793,070**	**37.71**	**5**	**863**	**4**	**2,797**
Government securities	871,417	75.33	830,425	64.67	481,951	41.66	5	1,066	81	3,367
Loans	806,161	57.13	811,101	48.62	867,272	36.50	(1)	851	(7)	2,063
Other interest-earning assets	191,160	57.71	140,094	60.79	443,847	35.79	36	(308)	(57)	2,192
In foreign currency	**79,359**	**7.36**	**81,151**	**15.75**	**96,482**	**9.15**	**(2)**	**(839)**	**(18)**	**(179)**
Government securities	6,076	(2.76)	7,927	86.66	1,521	20.55	(23)	(8,942)	299	(2,331)
Loans	71,906	4.83	70,580	5.35	91,819	6.75	2	(52)	(22)	(192)
Other interest-earning assets	1,377	183.77	2,644	80.81	3,142	73.98	(48)	10,296	(56)	10,979
Interest-earning assets	**1,948,097**	**63.30**	**1,862,771**	**55.26**	**1,889,552**	**36.25**	**5**	**804**	**3**	**2,705**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average earning assets reached Ps.1,948,097 million, registering an increase of Ps.58,545 million (3%), compared to the fourth quarter of 2021. This increase was mainly the result of an increase in the volume of government securities in pesos for Ps.389,466 million (81%), offset by a decrease in the volume of other profitable assets in pesos for Ps.252,687 million (57%).

The average lending rate for the quarter of the year was 63.30%, representing an increase of 2,705 b.p., compared to the same quarter of the previous year. This variation is mainly justified by higher average yields on public securities in pesos (3,367 bp), offset by lower average yields on public securities in foreign currency (2,331 bp).

17

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2022				2021		Variation (%|bp)			
	4Q		3Q		4Q		vs. 3Q22		vs. 4Q21	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**1,281,109**	**55.97**	**1,193,323**	**47.34**	**1,175,616**	**27.32**	**7**	**863**	**9**	**2,865**
Saving accounts	187,227	0.02	188,307	0.02	217,249	0.01	(1)	—	(14)	1
Time deposits	824,465	69.06	771,730	58.38	674,287	35.05	7	1,068	22	3,401
Other Deposits	259,220	54.73	223,062	49.08	273,654	29.70	16	565	(5)	2,503
Debt securities	5,345	66.14	5,487	54.69	5,491	37.63	(3)	1,145	(3)	2,851
Other interest-bearing liabilities	4,852	45.44	4,737	40.05	4,935	28.70	2	539	(2)	1,674
In foreign currency	**311,316**	**1.86**	**299,912**	**1.57**	**385,949**	**1.50**	**4**	**29**	**(19)**	**36**
Saving accounts	186,157	—	172,359	—	224,751	—	8	—	(17)	—
Time deposits	54,547	1.41	52,977	0.65	69,211	0.63	3	76	(21)	78
Other Deposits	10,074	—	14,111	—	14,075	—	(29)	—	(28)	—
Debt securities	48,613	9.37	47,797	8.77	59,991	8.22	2	60	(19)	115
Other interest-bearing liabilities	11,925	4.01	12,668	1.42	17,921	2.33	(6)	259	(33)	168
Interest-bearing liabilities	**1,592,425**	**45.39**	**1,493,235**	**38.15**	**1,561,565**	**20.94**	**7**	**724**	**2**	**2,445**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Liabilities with cost reached Ps.1,592,425 million, registering an increase of Ps.30,860 million 2%) in relation to the same period of 2021, mainly due to an increase in time deposits in pesos for Ps.150,178 million (22%), offset by a decrease in:

- saving accounts in foreign currency for Ps.38,594 million (17%)
- saving accounts in pesos for Ps.30,022 million (14%)
- time deposits in foreign currency for Ps.14,664 million (21%)

Likewise, the average rate on interest-bearing liabilities was 45.39%, registering an increase of 2,445 b.p. with respect to the fourth quarter of the previous year, as a consequence of the increase in the rate on time deposits in pesos for 3,401 b.p.

18

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.275 million, with a Ps.45,692 million (99%) decrease compared to the Ps.45,967 million profit from the same quarter of 2021.

Interest Income

In millions of pesos, except otherwise noted		2022	2021		Variation (%)
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Private sector securities	7	4	—	—	—
Public sector securities	48,199	43,185	10,395	12	364
Loans and other financing	116,487	99,603	80,855	17	44
Financial sector	1,783	1,444	1,122	23	59
Non-financial private sector	114,704	98,159	79,733	17	44
Overdrafts	19,083	12,115	7,088	58	169
Promissory notes	43,923	40,306	30,507	9	44
Mortgage loans	11,594	11,544	8,947	—	30
Pledge loans	2,537	2,533	2,249	—	13
Personal loans	12,725	12,223	12,512	4	2
Credit-card loans	24,018	19 18,720	17,104	28	40
Financial leases	355	199	136	78	161
Pre-financing and export financing	215	322	820	(33)	(74)
Other	254	197	370	29	(31)
Other interest-earning assets	16,313	11,758	36,464	39	(55)
Interest income	**181,006**	**154,550**	**127,714**	**17**	**42**

Interest income for the quarter reached Ps.181,006 million, 42% higher than the Ps.127,714 million registered in the fourth quarter of 2021.

This increase was a consequence of:

- higher interest on public sector securities measured at amortized cost for Ps.37,804 million (364%), due to an increase in the portfolio of CER-adjusted securities (LECER).
- higher interest from loans and other financing for Ps.35,632 million (44%), as a consequence of higher income from promissory notes (44%), overdrafts (169%), credit-card loans (40%) and mortgage loans (30%).

Offset by:

- lower interest for other-interest earning assets for Ps.20,151 million (55%), due to a lower volume.

19

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.180,731 million, registering an increase of 121%, compared to the same quarter of 2021. This increase was a consequence of: • higher interest expenses for time deposits and term investments for Ps.83,344 million (141%), due to the increase in the interest rate. • higher expenses for other deposits for Ps.15,144 million (75%), due to an increase in volume. Interest expenses In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Deposits 178,019 140,100 79,533 27 124 Saving accounts 7 8 9 (13) (22) Time deposits and term investments 142,547 112,726 59,203 26 141 Other 35,465 27,366 20,321 30 75 Financing from financial institutions 235 271 153 (13) 54 Repurchase agreement transactions 316 203 200 56 58 Other interest-bearing liabilities 124 48 107 158 16 Negotiable obligations 1,123 900 696 25 61 Interest expenses 180,731 142,420 81,747 27 121 20

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Credit cards 8,541 8,605 7,985 (1) 7 Deposit accounts 4,741 4,629 4,244 2 12 Insurance 871 872 1,037 — (16) Financial fees 8 33 21 (76) (62) Credit- related fees 58 61 109 (5) (47) Foreign trade 770 1,165 1,449 (34) (47) Collections 2,512 2,434 1,731 3 45 Utility-Bills collection services 2,489 2,656 2,581 (6) (4) Mutual Funds 565 528 418 7 35 Other 969 1,134 1,011 (15) (4) Total fee income 21,524 22,117 20,586 (3) 5 Total expenditures (4,689) (4,972) (5,112) (6) (8) Net fee income 16,835 17,145 15,474 (2) 9 The net fee income reached Ps.16,835 million, registering an increase of 9% compared to Ps.15,474 million in the fourth quarter of 2021. This increase was mainly due to: • higher income from securities receivable for Ps.781 million (45%), due to an update of prices. • greater income generated by credit cards for Ps.556 million (7%), as a consequence of lower expenses from the Quiero! loyalty program. 21 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net income from financial instruments

The net result of financial instruments was Ps.118,911 million, Ps.76,514 million higher than the Ps.42,397 million recorded in the same quarter of 2021. This increase was the result of a higher yield from instruments issued by the BCRA (Leliq) for Ps.72,874 million (209%), as a result of the increase in the position and rate.

Net Income from Financial Instruments

In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Government securities	116,017	93,130	39,981	25	190
Argentine Central Bank	107,750	81,917	34,876	32	209
Other	8,267	11,213	5,105	(26)	62
Private sector securities	1,936	1,127	1,347	72	44
Derivative financial instruments	957	(707)	1,032	235	(7)
Forward transactions	1,278	(515)	1,032	348	24
Options	(321)	(192)	–	(67)	—
Results from derecognition of assets	1	(1)	37	(200)	(50)
Net income from financial instruments	**118,911**	**93,549**	**42,397**	**27**	**180**

Gold and foreign currency quotation differences

The result for the difference in the price of gold and foreign currency for the quarter was a profit of Ps.7,519 million, Ps.6,007 million (397%) higher than the profit of Ps.1,512 million registered in the same quarter of the previous year. This result includes a gain of Ps.1,278 million from the purchase and sale of foreign currency.

22

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Other financial income 64 (90) 25 171 156 Fees from bundles of products 3,713 3,563 3,775 4 (2) Rental of safe deposit boxes 1,068 825 1,037 29 3 Other fee income 771 880 762 (12) 1 Other adjustments and interest on miscellaneous receivables 13,031 11,194 4,777 16 173 Other 1,587 1,311 1,338 21 19 Total other operating income 20,234 17,683 11,714 14 73 In the fourth quarter, other operating income amounted to Ps.20,234 million, registering an increase of Ps.8,520 million (73%) compared to those registered in the same quarter of 2021. This higher result was mainly due to the increase in other adjustments and interest for miscellaneous receivables for Ps.8,254 million (173%), as a consequence of the valuation of titles in guarantee. Loan loss provisions for the quarter totaled Ps.11,821 million, Ps.7,047 million (148%) higher than those made in the same quarter of the previous year. This increase was the consequence of higher delinquencies. 23 Loan-loss provisions Other operating income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Personnel expenses

Personnel expenses reached Ps.20,106 million, registering an increase of Ps.4,772 million (31%) compared to the same quarter of 2021, as a result of the impact of salary increases on employee annual bonus, as well as the 3% increase in the endowment.

Administrative expenses

Administrative expenses for the quarter reached Ps.17,376 million, registering an increase of Ps.44 million compared to the fourth quarter of the previous year. Although the level of expenses is similar to the previous quarter, there are increases in fees and compensations for services for Ps.1,033 million (88%), for labor and commercial lawsuits, offset by lower expenses for maintenance and repairment of goods and IT for Ps.1,202 million (30%).

Administrative Expenses					
In millions of pesos, except otherwise noted		2022	2021		Variation (%)
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Fees and compensations for services	2,203	935	1,170	136	88
Fees to directors and syndics	26	31	29	(16)	(10)
Publicity, promotion and research expenses	701	598	759	17	(8)
Taxes	3,358	3,206	3,444	5	(2)
Maintenance and repairment of goods and IT	2,847	3,050	4,049	(7)	(30)
Electricity and communications	923	844	1,032	9	(11)
Representation expenses	(1)	1	2	(200)	(150)
Stationery and office supplies	559	347	141	61	296
Hired administrative services	3,213	3,116	3,120	3	35
Security	433	463	481	(6)	(4)
Insurance	158	155	178	2	(11)
Other	2,956	2,754	2,927	7	1
Total administrative expenses	**17,376**	**15,500**	**17,332**	**12**	**—**

24

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Depreciation and devaluation of assets

The result for depreciation and devaluation of assets reached Ps.5,813 million, registering an increase of 10% compared to the same quarter of 2021.

Other operating expenses

Other operating expenses for the quarter reached Ps.30,505 million, which represented an increase of Ps.8,550 million (39%), compared to the Ps.21,955 million recorded in the fourth quarter of the previous year. This increase was mainly generated by:

- higher expenses for turnover tax for Ps.7,882 million (61%), due to an increase in the gross income tax from financial operations, as a consequence of the increase in the holding of Leliqs.
- higher charges for other provisions for $Ps.1,560 million (106%), due to higher provisions related to legal matters.

Other Operating Expenses

In millions of pesos , except otherwise noted		2022	2021		Variation (%)
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Contribution to the Deposit Insurance Fund	717	712	798	1	(10)
Other financial results	642	142	213	352	201
Turnover tax	20,853	15,692	12,971	33	61
On financial income	14,245	10,729	8,888	33	60
On fees	5,835	4,384	3,604	33	62
On other items	773	579	479	34	61
Other fee-related expenses	4,166	5,265	4,471	(21)	(7)
Charges for other provisions	3,034	321	1,474	845	106
Claims	453	473	308	(4)	47
Other	640	889	1,720	(28)	(23)
Total other operating expenses	**30,505**	**23,494**	**21,955**	**30**	**39**

25

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima The income tax charge was Ps.3,070 million, Ps.3,046 million lower than in the fourth quarter of 2021. 26 In the fourth quarter of 2022, Galicia records a loss of Ps.1 million in other comprehensive income (OCI). In the same quarter of fiscal year 2021, there was a total loss of Ps.65 million, generated by securities valued at fair value with changes in other comprehensive income (Bote). Other comprehensive income Income tax

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Selected financial information

Balance Sheet

In millions of pesos, except otherwise noted		2022	2021		Variation (%)
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Assets					
Cash and due from banks	434.234	357.405	451.387	21	(4)
Debt securities	791.606	672.703	460.272	18	72
Net loans and other financing	957.932	941.523	1.126.233	2	(15)
Other financial assets	604.872	626.528	677.841	(3)	(11)
Equity investments in subsidiaries, associates and joint businesses	1.428	1.525	1.275	(6)	12
Property, bank premises, equipment	103.694	103.941	106.905	—	(3)
Intangible assets	34.525	35.419	37.091	(3)	(7)
Other assets	15.007	11.898	12.389	26	21
Assets available for sale	1	1	1	—	—
Total assets	**2.943.299**	**2.750.943**	**2.873.394**	**7**	**2**
Liabilities					
Deposits	2.122.306	1.969.890	2.027.158	8	5
Financing from financial entities	10.488	13.267	17.433	(21)	(40)
Other financial liabilities	154.779	135.494	187.142	14	(17)
Negotiable obligations	12.383	13.516	14.310	(8)	(13)
Subordinated negotiable obligations	45.405	43.393	51.183	5	(11)
Other liabilities	96.016	93.762	88.819	2	8
Total liabilities	**2.441.377**	**2.269.322**	**2.386.045**	**8**	**2**
Shareholders' equity	**501.922**	**481.621**	**487.349**	**4**	**3**
Foreign currency assets and liabilities					
Assets	557.812	471.147	492.441	18	13
Liabilities	466.658	396.920	493.147	18	(5)
Net forward purchases/(sales) of foreign currency (1)	(30.006)	(12.553)	(4.361)	139	588
Net global position in foreign currency	**61.148**	**61.674**	**(5.067)**	**(1)**	**1.307**

(1) Recorded off-balance sheet.

27

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Level of activity

Financing

As of December 31, 2022, financing to the private sector reached Ps.1,079,964 million, registering a 12% decrease compared to the same period of the previous year.
This drop is mainly due to decreases in loans in pesos for Ps.170,121 million (17%) and in foreign currency for Ps.14,120 million (17%), offset by an increase in other financing in foreign currency for Ps.40,165 million (164%).

The market share of total loans to the private sector as of December 31, 2022 reached 11.79%, which represents a decrease of 39 b.p. compared to the fourth quarter of 2021.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2022		2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
In pesos	**947,976**	**924,581**	**1,125,145**	**3**	**(16)**
Loans	851,842	836,278	1,021,963	2	(17)
UVA-adjusted loans	58,632	57,157	68,686	3	(15)
Financial leases	2,971	2,349	746	26	298
Other financing[2]	34,531	28,797	33,750	20	2
In foreign currency	**131,988**	**133,331**	**106,980**	**(1)**	**23**
Loans	66,705	68,416	80,825	(3)	(17)
Financial leases	586	744	1,623	(21)	(64)
Other financing[2]	64,697	64,171	24,532	1	164
Total financing to the private sector	**1,079,964**	**1,057,912**	**1,232,125**	**2**	**(12)**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

28

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As of December 31, 2022, the loan portfolio and other financing net of provisions reached Ps.957,932 million, registering a 15% decrease compared to the fourth quarter of the previous year.
The main decreases in:

- promissory notes for Ps.58,225 million (15%),
- credit cards for Ps.48,393 million (13%)
- overdrafts for Ps.32,036 million (27%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted

	2022		2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Financial entities	**13,668**	**10,829**	**24,830**	**26**	**(45)**
Loans	13,664	10,824	24,828	26	(45)
Other financing	4	5	2	(20)	100
Non-financial private sector and residents abroad	**985,094**	**969,833**	**1,169,781**	**2**	**(16)**
Loans	963,515	951,027	1,146,646	1	(16)
Overdrafts	88,130	68,061	120,166	29	(27)
Promissory notes	320,595	331,326	378,820	(3)	(15)
Mortgage loans	19,401	21,835	35,879	(11)	(46)
Pledge loans	25,613	28,909	31,595	(11)	(19)
Personal loans	90,895	92,471	103,509	(2)	(12)
Credit-card loans	332,344	325,012	380,737	2	(13)
Pre-financing and financing of exports	13,827	13,699	33,467	1	(59)
Other Loans	24,659	24,786	9,446	(1)	161
Accrued interest, adjustments and foreign currency quotation differences receivable	53,427	48,930	57,700	9	(7)
Documented interest	(5,376)	(4,002)	(4,673)	34	15
Financial leases	3,557	3,093	2,369	15	50
Other financing	18,022	15,713	20,766	15	(13)
Non-financial public sector	**1,284**	**1,416**	**—**	**(9)**	**—**
Total loans and other financing	**1,000,046**	**982,078**	**1,194,611**	**2**	**(16)**
Allowances	**(42,114)**	**(40,555)**	**(68,378)**	**4**	**(38)**
Loans	(41,687)	(40,077)	(67,669)	4	(38)
Financial leases	(29)	(19)	(18)	53	61
Other financing	(398)	(459)	(691)	(13)	(42)
Net loans and other financing	**957,932**	**941,523**	**1,126,233**	**2**	**(15)**

29

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]

In millions of pesos, except otherwise noted

	2022		2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Government securities' net Position	**1,189,547**	**1,078,311**	**657,314**	**10**	**81**
Measured at fair value	786,323	665,253	457,480	18	72
Leliq	720,162	579,435	353,680	24	104
Other	66,161	85,818	103,800	(23)	(36)
Measured at amortized cost	403,224	413,058	192,826	(2)	109
Botes	47,249	60,411	56,126	(22)	(16)
Lecer	274,131	286,480	101,984	(4)	169
Lediv	34,708	47,389	—	(27)	—
Other	47,136	18,778	34,716	151	36
Measured at fair value through OCI	—	—	7,008	—	(100)
Botes	—	—	7,008	—	(100)
Other receivables resulting from financial brokerage	**95,115**	**129,850**	**395,805**	**(27)**	**(76)**
Repurchase agreement transactions -Argentine Central Bank	93,793	128,389	395,752	(27)	(76)
Loans and other financing	1,288	1,421	2	(9)	64,300
Trust certificates of participation and securities	34	40	51	(15)	(33)
Total exposure to the public sector	**1,284,662**	**1,208,161**	**1,053,119**	**6**	**22**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

As of December 31, 2022, the net exposure to the public sector reached Ps.1,284,662 million, registering a 22% increase in the last twelve months, as a result of a greater holding of Leliq (measured at fair value) and Lecer (measured at amortized cost).

Excluding the instruments issued by the BCRA (Leliq and Lediv) and the repurchase agreement transactions, the net exposure to the public sector was Ps.435,999 million, equivalent to 15% of total asset, while in the fourth quarter of 2021 said exposure was Ps.303,687. million, representing 11% of total asset.

30

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Funding and liabilities

Deposits amounted to Ps.2,122,306 million as of December 31, 2022, registering a 5% increase compared to the fourth quarter of the previous year. This increase was the result of a higher volume of other deposits in pesos for Ps.154,625 million (79%), offset by a lower volume of saving accounts in pesos for Ps.45,809 million (17%).

Deposits

In millions of pesos, except otherwise noted

	2022		2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
In pesos	**1,744,227**	**1,661,902**	**1,637,652**	**5**	**7**
Current accounts	297,425	277,429	471,935	7	(37)
Saving accounts	229,862	193,398	275,671	19	(17)
Time deposits	783,678	818,457	644,138	(4)	22
UVA-adjusted time deposits	35,413	42,106	29,124	(16)	22
Other	350,167	290,214	195,542	21	79
Interests and adjustments	47,682	40,298	21,242	18	124
In foreign currency	**378,079**	**307,988**	**389,506**	**23**	**(3)**
Saving accounts	230,524	177,031	239,946	30	(4)
Time deposits	58,501	54,304	65,308	8	(10)
Other	88,952	76,560	84,121	16	6
Interests and adjustments	102	93	131	10	(22)
Total deposits	**2,122,306**	**1,969,890**	**2,027,158**	**8**	**5**

Total deposit accounts as of December 31, 2022 exceeded 6.8 million, with an increase of 10% compared to the same date of the previous year.

The market share in private sector deposits reached 10.59% as of December 31, 2022, registering a decrease of 29 bp compared to the fourth quarter of 2021.

31

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Financial entities 10,488 13,267 17,433 (21) (40) Financing from credit-card purchases 67,051 58,203 71,861 15 (7) Negotiable obligations 12,383 13,516 14,310 (8) (13) Subordinated negotiable obligations 45,405 43,393 51,183 5 (11) Creditors from purchases of foreign currency 20,047 14,480 5,937 38 238 Collections on account of third parties 25,363 29,422 29,061 (14) (13) Other financial liabilities 42,318 33,389 80,283 27 (47) Total financial liabilities 223,055 205,670 270,068 8 (17) Financial liabilities amounted to Ps.223,055 million, registering a decrease of Ps.47,013 million (17%) compared to the Ps.270,068 million registered in the fourth quarter of 2021. The variation was mainly due to: • decrease in other financial liabilities for Ps.37,965 million 47%), due to a decrease in creditors related to the purchase of public sector securities • decrease in financing received from financial entities for Ps.6,945 million (40%). 32

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Cash and due from banks 434,234 357,405 451,387 21 (4) Government securities 613,917 499,223 311,580 23 97 Call-money 4,484 (1,451) 11,830 (409) (62) Overnight placements in correspondent banks 24,752 22,492 9,426 10 163 Repurchase agreement transactions 104,710 126,422 395,122 (17) (73) Escrow accounts 40,025 38,632 36,054 4 11 Other financial assets 189 621 296 (70) (36) Total liquid assets 1,222,311 1,043,344 1,215,695 17 1 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 106.83 109.56 97.35 (273) 948 Liquid assets as a percentage of total deposits 57.59 52.96 59.97 463 (238) As of December 31, 2022, the Bank’s liquid assets represented 106.83% of the Bank’s transactional deposits and 57.59% of its total deposits, as compared to 97.35% and 59.97%, respectively, as of December 31, 2021. 33 Liquidity

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Assets quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.23,274 million as of December 31, 2022, representing 2.15% of private-sector financing, recording a 122 bp decrease as compared to the 3.37% recorded in the same quarter of 2021. Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 226.32%, compared to 176.88% of a year before.

Financing Portfolio Quality

In millions of pesos, except otherwise noted		2022	2021		Variation (%)
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Non-accrual Financings	**23,274**	**21,704**	**41,569**	**7**	**(44)**
With preferred guarantees	1,139	1,308	2,055	(13)	(45)
With other guarantees	437	686	2,018	(36)	(78)
Without guarantees	21,698	19,710	37,496	10	(42)
Allowance for loan losses	**52,674**	**50,763**	**73,529**	**4**	**(28)**
Relevant ratios (%)					**Variation (bp)**
NPL Ratio	2.15	2.05	3.37	10	(122)
Allowance for loan losses to loans to the private sector	4.87	4.79	5.97	8	(110)
Coverage	226.32	233.89	176.88	(757)	4,944
Non-accrual loans with guarantees to non-accrual financing	6.77	9.19	9.80	(242)	(303)
Cost of risk	4.42	3.46	1.64	96	278

34

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Allowance for loan losses At the beginning of the quarter 50,763 57,066 78,606 (11) (35) Changes in the allowance for loan losses Provisions charged to income 11,701 8,268 4,474 42 162 Charge offs (170) (2,049) (1,442) (92) (88) Inflation effect (9,620) (12,522) (8,109) (23) 19 Allowance for loan losses at the end of the quarter 52,674 50,763 73,529 4 (28) Charge to the income statement Provisions charged to income (11,701) (8,268) (4,474) 42 162 Direct charge offs (122) (103) (304) 18 (60) Bad debts recovered 809 657 732 23 11 Net charge to the income statement (11,014) (7,714) (4,046) 43 172 During the quarter, Ps.170 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.122 million were made. 35

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Capitalization

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation valid and in currency of each period.

Regulatory Capital In millions of pesos, except otherwise noted	2022 4Q	2022 3Q	2021 4Q	Variation (%) vs. 3Q22	Variation (%) vs. 4Q21
Minimum capital required (A)	**152,794**	**127,313**	**85,244**	**20**	**79**
Allocated to credit risk	109,408	91,557	63,920	19	71
Allocated to market risk	6,642	6,102	1,134	9	486
Allocated to operational risk	36,744	29,654	20,190	24	82
Computable capital (B)	**478,634**	**402,513**	**251,142**	**19**	**91**
Tier I	442,495	372,305	222,136	19	99
Tier II	36,139	30,208	29,006	20	25
Excess over required capital (B) (A)	**325,840**	**275,200**	**165,898**	**18**	**96**
Risk weighted assets	1,870,089	1,558,073	1,041,226	20	80
Ratios (%)					**Variation (bp)**
Total capital ratio	25.59	25.83	24.12	(24)	147
Tier I capital ratio	23.66	23.90	21.33	(24)	233

As of December 31, 2022, the Bank's computable capital amounted to Ps.478,634 million,and the minimum capital requirement for that same period was Ps.152,794 million, leaving an available margin of Ps.325,840 million (213%). This excess was Ps.165,898 million (195%) as of the same date in 2021.

The minimum capital requirement increased Ps.67,550 million as compared to December 31, 2021, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.227,492 million in the same period, primarily as consequence of the results generated during the quarter and to an increase of the accounting shareholders' equity as a result of the inflation adjustment. The total capital ratio was 25.59%, increasing 147 bp during the last twelve months.

36

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Ps.2,021 million Net income for the fiscal year -83% vs. 2021 ROE 2.36% -1,264 bp vs.2021 Efficiency ratio 71.34% +1,011 bp vs. 2021 2,800 Employees 8,526 Credit cards in thousands 162 Branches and other points of sale 38 Ps.215 million Results for the quarter -90% vs. 4Q 2021 ROE 1.00% -919 bp vs. 4Q 2021 Efficiency ratio 66.89% +1,000 bp vs. 4Q 2021 Highlights

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Results for the fiscal year

Naranja X registered a net result for the fiscal year 2022 of Ps.2,021 million, Ps.10,103 (83%) million less than the result recorded in the previous year, mainly as a result of a greater negative result due to the net monetary position of 64%. However, the operating result reached Ps.45,581 million, maintaining levels similar to the Ps.45,767 million of 2021. The net result for fiscal year 2022 represented an ROA of 0.52% and an ROE of 2.36%, while in 2021 they represented 3.67% and 15.00%, respectively.

Net operating income for the year amounted to Ps.131,457 million, which meant an increase of5% compared to 2021, as a result of:

- higher net result of financial instruments (1,537%), due to an increase in the holding of public securities and BCRA bills in the investment portfolio
- higher net fee income (4%), due to an increased statement fees above inflation

Income Statement			
In millions of pesos, except otherwise noted	2022	2021	Variation
	12M	12M	%
Net interest income	67,342	72,919	(8)
Net fee income	56,304	53,983	4
Net results from financial instruments	13,360	816	1,537
Gold and foreign currency quotation differences	(131)	284	(146)
Other operating income	11,495	11,571	(1)
Loan loss provisions	(16,913)	(14,520)	16
Net operating income	**131,457**	**125,053**	**5**
Personnel expenses	(24,428)	(24,215)	1
Administrative expenses	(22,386)	(21,232)	5
Depreciations and devaluations of assets	(5,015)	(6,374)	(21)
Other operating expenses	(34,047)	(27,465)	24
Operating income	**45,581**	**45,767**	**—**
Results from the net monetary position	(41,605)	(25,337)	64
Income tax	(1,955)	(8,306)	(76)
Net income	**2,021**	**12,124**	**(83)**

39

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 40 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 0.52% 3.67% 2022 2021 2.36% 15.00% 2022 2021 19.98% 21.73% 2022 2021 71.34% 61.23% 2022 2021

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the fourth quarter, Naranja X registered a net income of Ps.215 million, Ps.2,006 million (90%) lower than the result recorded for the same period of the previous year, mainly as a result of a greater negative result due to the net monetary position of 19%. However, the operating result for the quarter reached Ps.10,616 million, 6% lower than the Ps.11,331 million in the same quarter of 2021. The result for the quarter represented, on an annualized basis, an ROA of 0.20% and an ROE of 1.00%, while in the fourth quarter of 2021 they represented 2.44% and 10.19%, respectively.

Net operating income for the quarter amounted to Ps.33,271 million, which meant an increase of 3% compared to the same quarter of 2021. This increase was the result of a higher net result from financial instruments (3,719%) due to a greater holding of public sector securities and bills of the BCRA, offset by lower interest results (45%) from higher financial costs.

Income Statement					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Net interest income	11,204	15,543	20,368	(28)	(45)
Net fee income	15,089	14,495	14,847	4	2
Net results from financial instruments	8,632	3,892	226	122	3,719
Gold and foreign currency quotation differences	(72)	(98)	35	27	(306)
Other operating income	3,575	2,798	2,945	28	21
Loan loss provisions	(5,157)	(2,650)	(6,011)	95	(14)
Net operating income	**33,271**	**33,980**	**32,410**	**(2)**	**3**
Personnel expenses	(6,465)	(5,449)	(5,840)	19	11
Administrative expenses	(6,229)	(5,432)	(5,871)	15	6
Depreciations and devaluations of assets	(1,714)	(1,264)	(1,623)	36	6
Other operating expenses	(8,247)	(8,612)	(7,745)	(4)	6
Operating income	**10,616**	**13,223**	**11,331**	**(20)**	**(6)**
Results from the net monetary position	(8,020)	(12,533)	(6,718)	(36)	19
Income tax	(2,381)	405	(2,392)	688	—
Net income	**215**	**1,095**	**2,221**	**(80)**	**(90)**

41

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 42 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 0.20% 1.13% 2.44% 4Q 2022 3Q 2022 4Q 2021 1.00% 5.08% 10.19% 4Q 2022 3Q 2022 4Q 2021 18.30% 19.75% 21.61% 4Q 2022 3Q 2022 4Q 2021 66.89% 81.95% 56.89% 4Q 2022 3Q 2022 4Q 2021

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Assets Cash and due from banks 6,628 6,504 10,643 2 (38) Debt securities 201 3,187 405 (94) (50) Net loans and other financing 330,930 310,583 345,201 7 (4) Other financial assets 82,790 40,912 4,926 102 1581 Property, bank premises, equipment 12,010 12,966 12,297 (7) (2) Intangible assets 3,304 4,095 4,059 (19) (19) Other non-financial assets 12,521 10,749 10,829 16 16 Total assets 448,384 388,996 388,360 15 15 Liabilities Deposits 26,973 12,374 53 118 50,792 Financing from financial entities 60,019 60,082 45,562 — 32 Other financial liabilities 198,311 150,599 188,194 32 5 Negotiable obligations 59,341 62,348 41,639 (5) 43 Other non-financial liabilities 17,458 17,523 25,628 — (32) Total liabilities 362,102 302,926 301,076 20 20 Shareholders' equity 86,282 86,070 87,284 — (1) 43 Selected financial information

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Non-accrual loans 11,847 11,010 11,175 8 6 Allowances for loan losses and provisions 16,468 15,804 18,762 4 (12) Ratios (%) Variation (bp) NPL Ratio 3.46 3.41 3.10 4 36 Allowance for loan losses to loans to the private sector 4.81 4.90 5.20 (10) (40) Coverage 139.01 143.54 167.89 (453) (2,889) Cost of risk 6.12 3.21 7.08 291 (95) As of December 31, 2022, taking into consideration the provisions for unused credit-card balances, the coverage ratio amounted to 139.01%, compared to 167.89% on the same date of the previous year. 44 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Allowances for loan losses At the beginning of the quarter 15,804 18,676 16,047 (15) (2) Changes in the allowance for loan losses Provisions charged to income 4,668 2,223 5,459 110 (14) Reversals of allowances for loan losses (555) (957) (310) (42) 79 Charge off (955) (755) (862) 26 11 Effect of inflation (2,494) (3,383) (1,572) (26) 59 Allowance for loan losses at the end of the quarter 16,468 15,804 18,762 4 (12) Charge to the income statement Provisions charged to income (4,668) (2,223) (5,459) 110 (14) Direct charge offs (489) (427) (618) 15 (21) Bad debt recovered 253 435 443 (42) (43) Net charge to the income statement (4,904) (2,215) (5,634) 121 (13) 45

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros' commercial activity began in 1996 as a member of Grupo Galicia. Today it is a leader in home, theft, and personal accident insurance.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.2,446 million Net income for the fiscal year +5% vs. 2021 ROE 50.37% +819 bp vs. 2021 Combined Ratio 86.88% -155 bp vs. 2021 353 2,658 Employees Polices In thousands 47 Clients In thousands Ps.639 million Net income for the quarter +16% vs. 4Q 2021 ROE 50.22% +850 bp vs. 4Q 2021 Combined Ratio 91.77% +494 bp vs. 4Q 2021 1,905 Highlights

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation 12M 12M % Earned premium 22,292 23,819 (6) Incurred claims (3,926) (4,365) (10) Withdrawals (80) (62) 29 Life annuities (31) (37) (16) Acquisition and general expenses (9,504) (10,811) (12) Other income and expenses (175) (265) (34) Underwriting income 8,576 8,279 4 Interest income 9,582 4,543 111 Net results from financial instruments (6,513) (2,937) 122 Gold and foreign currency quotation differences 5 76 (93) Other operating income 880 737 19 Net operating income 12,530 10,698 17 Personnel expenses (3,704) (3,146) 18 Administrative expenses (1,681) (1,584) 6 Depreciations and devaluations of assets (551) (707) (22) Other operating expenses (11) (27) (59) Operating income 6,583 5,234 26 Results from the net monetary position (1,953) (1,289) 52 Income tax (2,184) (1,625) 34 Net income 2,446 2,320 5 Other comprehensive income 24 18 33 Total comprehensive income 2,470 2,338 6 48 Results for the fiscal year

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 49 Profitability and efficiency Combined Ratio Efficiency Ratio ROA ROE 17.25% 15.38% 2022 2021 50.37% 42.18% 2022 2021 86.88% 88.43% 2022 2021 79.20% 81.00% 2022 2021

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted		2022	2021	Variation (%)	
	4Q	3Q	4Q	vs. 3Q22	vs. 4Q21
Earned premium	5,565	5,483	6,145	1	(9)
Incurred claims	(915)	(772)	(1,094)	19	(16)
Withdrawals	(33)	(7)	(11)	371	200
Life annuities	(6)	(7)	(9)	(14)	(33)
Acquisition and general expenses	(2,324)	(2,461)	(2,640)	(6)	(12)
Other income and expenses	(61)	(66)	(121)	(8)	(50)
Underwriting income	**2,226**	**2,170**	**2,270**	**3**	**(2)**
Interest income	1,900	3,118	2,149	(39)	(12)
Net results from financial instruments	(627)	(2,263)	(1,767)	(72)	(65)
Gold and foreign currency quotation differences	3	1	1	200	—
Other operating income	150	520	70	(71)	114
Net operating income	**3,652**	**3,546**	**2,723**	**3**	**34**
Personnel expenses	(1,160)	(884)	(825)	31	41
Administrative expenses	(509)	(445)	(487)	14	5
Depreciations and devaluations of assets	(102)	(141)	(151)	(28)	(32)
Other operating expenses	(10)	—	(2)	—	400
Operating income	**1,871**	**2,076**	**1,258**	**(10)**	**49**
Results from the net monetary position	(613)	(495)	(269)	24	128
Income tax	(619)	(530)	(440)	17	41
Net income	**639**	**1,051**	**549**	**(39)**	**16**
Other comprehensive income	(3)	(5)	13	(40)	(123)
Total comprehensive income	**636**	**1,046**	**562**	**(39)**	**13**

50

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 51 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 17.66% 30.66% 14.00% 4Q 2022 3Q 2022 4Q 2021 50.22% 89.52% 41.73% 4Q 2022 3Q 2022 4Q 2021 91.77% 87.20% 86.83% 4Q 2022 3Q 2022 4Q 2021 76.49% 76.73% 80.00% 4Q 2022 3Q 2022 4Q 2021

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos , except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Assets Cash and due from banks 13 326 105 (96) (88) Debt securities 116 239 72 (51) 61 Net loans and other financing 6 7 14 (14) (57) Other financial assets 7,157 7,082 5,228 1 37 Property, bank premises, equipment 414 452 1,767 (8) (77) Intangible assets 74 123 97 (40) (24) Assets for insurance contracts 4,932 5,413 6,268 (9) (21) Other non-financial assets 972 1,433 1,069 (32) (9) Total assets 13,684 15,075 14,620 (9) (6) Liabilities Liabilities for insurance contracts 5,114 5,888 6,218 (13) (18) Other non-financial liabilities 3,331 3,925 3,076 (15) 8 Total liabilities 8,445 9,813 9,294 (14) (9) Shareholders' equity 5,239 5,262 5,326 — (2) 52 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds, distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Highlights

↘

Ps.6,125 million
Net income for the fiscal year
+47% vs. 2021

Ps.775
Assets under management
In billions
+15% vs. 4Q 2021

10.70%
Market share
+113 bp vs. 4Q 2021

Ps.1,554 million
Net income for the quarter
+19% vs. 4Q 2021

30
Employees

14
Assets under management

54

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation 12M 12M % Net interest income 88 249 (65) Net results from financial instruments 2,318 956 142 Gold and foreign currency quotation differences 12 4 200 Other operating income 12,355 8,118 52 Net operating income 14,773 9,327 58 Personnel and administrative expenses (1,157) (957) 21 Other operating expenses (808) (514) 57 Operating income 12,808 7,856 63 Results from the net monetary position (2,429) (1,134) 114 Income tax (4,254) (2,567) 66 Net income 6,125 4,155 47 55 Results for the fiscal year

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Net interest income 55 — 37 N/A 49 Net results from financial instruments 753 769 306 (2) 146 Gold and foreign currency quotation differences 5 3 2 67 150 Other operating income 3,282 3,297 2,475 — 33 Net operating income 4,095 4,069 2,820 1 45 Personnel and administrative expenses (292) (312) (239) (6) 22 Other operating expenses (227) (222) (154) 2 47 Operating income 3,576 3,535 2,427 1 47 Results from the net monetary position (608) (730) (316) (17) 92 Income tax (1,414) (1,153) (801) 23 77 Net income 1,554 1,652 1,310 (6) 19 56 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Fima Premium 623,265 571,024 500,852 9 24 Fima Ahorro Pesos 28,385 25,656 34,850 11 (19) Fima Ahorro Plus 51,739 51,766 56,356 — (8) Fima Capital Plus 32,193 37,888 26,837 (15) 20 Fima Renta en Pesos 19,071 19,852 20,590 (4) (7) Fima Renta Plus 8,304 10,072 16,594 (18) (50) Fima Abierto Pymes 1,438 1,554 2,001 (7) (28) Fima Acciones 3,813 2,688 2,466 42 55 Fima PB Acciones 2,582 2,134 2,055 21 26 Fima Mix I 2,706 3,332 6,958 (19) (61) Fima Mix II 141 222 — (36) — Fima Renta Acciones Latinoamerica 111 106 132 5 (16) Fima Renta Fija Internacional 1,140 1,191 1,518 (4) (25) Fima Sustentable ESG 277 202 — 37 — Total assets under management 775,165 727,687 671,209 7 15 57 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2022 2021 Variation (%) 4Q 3Q 4Q vs. 3Q22 vs. 4Q21 Assets Cash and due from banks 1,163 1,133 789 3 47 Debt securities — 35 — (100) — Net loans and other financing 1,055 — 801 — 32 Other financial assets 5,079 4,041 3,852 26 32 Total assets 7,297 5,209 5,442 40 34 Liabilities Other non-financial liabilities 2,642 2,108 1,825 25 45 Total liabilities 2,642 2,108 1,825 25 45 Shareholders' equity 4,655 3,101 3,617 50 29 58 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information

Negotiable obligations

On February 3, 2023, Naranja X issued the Class LVII Negotiable Obligations for Ps.12.512 million, maturing in 12 months and with a rate of Badlar + 4,50%.

59

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Línea + B Galicia reinforced its alliance with Sistema B through the third edition of Línea +B for the financing of certified B companies, whose purpose is to generate social and/or environmental impact in addition to the economic one. With this line, we sought to promote the virtuous circuit of investment and growth of companies with impact. It was launched in 2020, in 2021 the second edition was relaunched and in June 2022, the third edition. Fondo Fima ESG In 2022, Fondos Fima created the ASG Sustainable Investment Common Fund, made up of local assets that contribute to generating returns for the investor in the medium to long term through a portfolio that contains ESG assets issued by entities that consider environmental, social and governance aspects. Negotiable Obligation Sumatoria Sumatoria issued its Second and Third Negotiable Obligations and Galicia was one of the banks that accompanied it as organizer, placement agent and guarantor. The civil association successfully placed both obligations to finance sustainable projects of the real economy, which have a positive impact on our society and the environment. ESG ASG Grupo Galicia Sustainability Subcommittee In 2022 we created the ESG Sustainability Sub-Committee in charge of monitoring and ensuring compliance with Grupo Galicia's ESG Sustainability Policy, which aligns initiatives and Sustainability objectives of each company in pursuit of the construction of indicators and joint goals. 60

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Regulatory changes

Communication "A" 7683 - Operations with sureties

The Central Bank authorized financial entities to carry out stock-taking surety operations -passive- in pesos, in exchanges and markets authorized by the National Securities Commission. They are excluded from the obligations included in the determination of the minimum cash requirement.

Communication "A" 7672 - Electronic certificate for term deposits and investments (CEDIP)

In January 2023, the BCRA through communication "A" 7672, established the Electronic Certificate for Term Deposits and Investments, which will be transferable, compensable and divisible. Completely digital, it will have the record of all its transmissions with a certain date and will therefore be fully traceable. The Electronic Certificate for Term Deposits and Investments (CEDIP) is a new instrument in the digital payment system that expands savings and investment options. The decision to create it by the BCRA highlights the importance of fixed terms and term investments made through home banking or mobile banking being equal to those arranged in person and with more functionalities.

The monetary authority clarifies that these provisions come into effect as of July 1st, 2023, except for the fractioning, transmission for trading, and over-the-counter functionality, which should only be operational as of November 1st of this year.

61

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). Cost of risk: (loan-loss provisions + loan-loss provisions on unused balances of credit-cards and overdrafts, and on guarantees granted) / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital customers: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 62 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2022 2021 3Q 2Q 1Q 4Q 3Q Consumer price index (IPC) (1) 1134.5875 967.3076 793.0278 676.0566 582.4575 Consumer price index (IPC) (%) 17.29 21.98 17.30 16.07 10.21 Wholesale price index (IPIM) (%) (2) 18.21 22.19 16.75 15.52 8.27 Acquisition value unit (UVA) (3) 185.03 154.72 129.08 108.9 97.51 Exchange rate (Ps./US$) (4) 177.1283 147.315 125.22 110.98 102.75 Badlar (5) (quartely averages) 69.18 59.37 45.71 38.6 34.17 (1) Published by the INDEC (National Institute of Statistics) (2) Reference exchange rate in accordance with Communiqué "A" 3500 from the Argentine Central Bank, last working day of the quarter. (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 63

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail